Corporation Information

BOARD OF DIRECTORS	PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE
Executive Directors	Butterfield Bank (Cayman) Limited
Alexander Anthony Arena, Chairman	Butterfield House
Tom Kee Sun Chan	68 Fort Street, P. O. Box 705
Wing Wa Chan	George Town, Grand Cayman
Ding Man Chow	Cayman Islands, British West Indies
Susanna Hon Hing Hui
Marisa Yuen Man Kwok	HONG KONG BRANCH SHARE REGISTRAR AND
TRANSFER OFFICE
Non-Executive Directors	Computershare Hong Kong Investor Services Limited
Hongqing Zheng	Rooms 1712-1716, 17th Floor
Hopewell Centre
Independent Non-Executive Directors	183 Queen's Road East, Hong Kong
John William Crawford	Telephone: +852 2862 8628
Henry Michael Pearson Miles	Facsimile: +852 2865 0990
Robert John Richard Owen	E-mail: hkinfo@computershare.com.hk

AUDIT COMMITTEE	ADR DEPOSITARY
John William Crawford	The Bank of New York
Henry Michael Pearson Miles	101 Barclay Street, 22W
Robert John Richard Owen	New York, NY 10286
United States of America
REMUNERATION COMMITTEE	Telephone: +1 212 815 3700
Alexander Anthony Arena	Toll Free Number: +1 888 BNY ADRS
John William Crawford	E-mail: shareowners@bankofny.com
Henry Michael Pearson Miles
Robert John Richard Owen	PRINCIPAL BANKER
The Hongkong and Shanghai Banking Corporation Limited
CHIEF EXECUTIVE OFFICER
William Bruce Hicks	AUDITORS
PricewaterhouseCoopers
COMPANY SECRETARY	Certified Public Accountants
Raymond Wai Man Mak	22nd Floor, Prince's Building
Central, Hong Kong
REGISTERED OFFICE
Century Yard, Cricket Square, Hutchins Drive	STOCK CODES
P. O. Box 2681GT, George Town	The Stock Exchange of Hong Kong: 0866
Grand Cayman, British West Indies	Ticker Symbol for ADR: SDAY

PRINCIPAL PLACE OF BUSINESS	WEBSITES
13th Floor, Warwick House	www.sunday.com
TaiKoo Place, 979 King's Road	www.irasia.com/listco/hk/sunday
Quarry Bay, Hong Kong	www.quamnet.com
Telephone: +852 2113 8118
Facsimile: +852 2113 8119
E-mail: ir@corp.sunday.com

1

Condensed Consolidated
Profit and Loss Account

The Directors of SUNDAY Communications Limited (the "Company") are pleased to present the interim report and the condensed accounts of the Company and its subsidiaries (the "Group") for the six months ended 30th June 2005. The consolidated profit and loss account and the consolidated cash flow statement for the six months ended 30th June 2005 and the consolidated balance sheet and the statement of changes in shareholders' equity as at 30th June 2005 of the Group, all of which are unaudited and condensed, along with selected explanatory notes, are set out on pages 2 to 18 in this report.
			Unaudited
			Six months ended 30th June
		2005	2005	2004
	Notes	US$'000	HK$'000	HK$'000
				(restated)

Mobile services		63,171	490,956	521,034
Sales of mobile phones and accessories		9,020	70,107	53,953

Turnover	3	72,191	561,063	574,987
Cost of inventories sold and services provided	4	(24,022)	(186,696)	(164,023)

Gross profit		48,169	374,367	410,964

Other revenues		220	1,711	1,728
Network costs	4	(19,948)	(155,036)	(124,222)
Depreciation	4	(14,270)	(110,905)	(116,558)
Rent and related costs	4	(2,711)	(21,073)	(18,965)
Salaries and related costs		(7,822)	(60,793)	(68,217)
Advertising, promotion and other selling costs		(6,643)	(51,628)	(39,209)
Other operating costs	4	(3,372)	(26,207)	(13,602)

(Loss)/Profit from operations	3	(6,377)	(49,564)	31,919

Interest income		40	311	210
Finance costs	5	(1,616)	(12,560)	(14,548)
Share of loss from a joint venture		-	-	(256)

(Loss)/Profit attributable to equity holders for the period		(7,953)	(61,813)	17,325

(Loss)/Earnings per share (basic and diluted)	8	(0.27 cents)	(2.07 cents)	0.58 cents

2

Condensed Consolidated
Balance Sheet

		Unaudited	Unaudited	Audited
		30th June	30th June	31st December
		2005	2005	2004
	Note	US$'000	HK$'000	HK$'000
				(restated)

Non-current assets
Fixed assets	9	189,998	1,476,646	1,235,222
Prepayment of 3G licence fees	10	2,144	16,667	41,667
Restricted cash deposits		105	808	1,130
		192,247	1,494,121	1,278,019
Current assets
Inventories		1,666	12,947	13,868
Trade receivables	11	9,745	75,737	73,665
Prepayment of 3G licence fees	10	6,433	50,000	50,000
Deposits, prepayments and other receivables		15,892	123,512	108,831
Bank balances and cash		14,440	112,223	114,565
		48,176	374,419	360,929
Current liabilities
Trade payables	12	8,708	67,673	60,227
Other payables and accrued charges		29,697	230,803	205,841
Subscriptions received in advance		8,505	66,099	68,847
Current portion of obligations under finance leases		117	913	-
		47,027	365,488	334,915
Net current assets		1,149	8,931	26,014
		193,396	1,503,052	1,304,033
Financed by:

Share capital		38,472	299,000	299,000
Reserves		43,800	340,411	402,224

Shareholders' equity		82,272	639,411	701,224

Long-term liabilities
Long-term loans	13	109,403	850,267	592,740
Obligations under finance leases		211	1,641	-
Asset retirement obligations	1(b)	1,241	9,643	9,130
Subscriptions received in advance		269	2,090	939
		111,124	863,641	602,809
		193,396	1,503,052	1,304,033

3

Statement of Changes in
Shareholders' Equity

Group

		Reserve
		arising			Total
	Share	from the	Share	Accumulated	shareholders'
	capital	Reorganisation	premium	losses	equity
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000

Unaudited
As at 1st January 2004	299,000	1,254,000	2,124,424	(2,979,520)	697,904
Profit for the period	—	—	—	17,325	17,325

As at 30th June 2004, as restated	299,000	1,254,000	2,124,424	(2,962,195)	715,229

Unaudited
As at 1st January 2005,
as previously reported	299,000	1,254,000	2,124,424	(2,973,976)	703,448
Opening adjustment for adoption
of HKAS 16	—	—	—	(2,224)	(2,224)

As at 1st January 2005, as restated	299,000	1,254,000	2,124,424	(2,976,200)	701,224
Loss for the period	—	—	—	(61,813)	(61,813)

As at 30th June 2005	299,000	1,254,000	2,124,424	(3,038,013)	639,411

4

Condensed Consolidated
Cash Flow Statement
				Audited
	Unaudited			Year ended
	Six months ended 30th June			31st December
	2005	2005	2004	2004
	US$'000	HK$'000	HK$'000	HK$'000

Net cash generated from operating activities	8,004	62,209	88,126	184,907

Net cash (used in)/generated from investing activities	(20,747)	(161,249)	157,609	62,119

Net cash generated from/(used in) financing activities	12,442	96,698	(227,431)	(234,874)

Net (decrease)/increase in cash and cash equivalents	(301)	(2,342)	18,304	12,152

Cash and cash equivalents at 1st January	14,741	114,565	102,413	102,413

Cash and cash equivalents
at 30th June/31st December	14,440	112,223	120,717	114,565

Analysis of balances of cash and cash equivalents
Bank balances and cash	14,440	112,223	120,717	114,565

5

Notes to the Condensed
Consolidated Accounts

1. PRINCIPAL ACCOUNTING POLICIES

(a) Basis of preparation and accounting policies

These unaudited condensed consolidated interim accounts ("interim accounts") are prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). These interim accounts should be read in conjunction with the 2004 annual accounts.

The accounting policies and methods of computation used in the preparation of these interim accounts are consistent with those used in the annual accounts for the year ended 31st December 2004 except that the Group has changed certain of its accounting policies following its adoption of new/revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods commencing on or after 1st January 2005.

These interim accounts have been prepared in accordance with the HKFRSs and interpretations issued by HKICPA and effective as at the time of preparing the interim accounts. The HKFRSs and interpretations that will be applicable at 31st December 2005, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing these interim accounts.

The changes to the Group's accounting policies and the effect of adopting these new policies are set out in note 1(b) below.

(b) Changes in accounting policies

(i) Effect of adopting new HKFRSs

In 2005, the Group adopted the HKFRSs below, which are relevant to its operations. The 2004 comparatives have been amended as required to conform with the current period's presentation.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employees Benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 31	Interests in Joint Ventures
HKAS 32	Financial Instruments Disclosure and Presentation
HKAS 33	Earnings per Share
HKAS 34	Interim Financial Reporting
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKFRS 2	Share-based Payments
6

Notes to the Condensed
Consolidated Accounts

The adoption of HKASs 1, 2, 7, 8, 10, 12, 14, 17, 18, 19, 21, 23, 24, 27, 31, 32, 33, 34, 36, 37, 38, 39 and HKFRS 2 did not result in substantial changes to the Group's accounting policies. In summary:

— HKAS 1 has affected certain presentation in the balance sheet, profit and loss account and statement of changes in equity.

— HKASs 2, 7, 8, 10, 12, 14, 17, 18, 19, 23, 27, 31, 32, 33, 34, 36, 37, 38, 39 and HKFRS 2 had no material effect on the Group's policies.

— HKAS 21 had no material effect on the Group's policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard. All the Group entities have the same functional currency as the presentation currency for respective entity accounts.

— HKAS 24 has affected the identification of related parties and certain other related-party disclosures.

The adoption of HKAS 16 has resulted in a change in accounting policy relating to recognition of fixed assets and liabilities subject to retirement obligations at fair value.

All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

— HKAS 39 which recognises all derivatives at fair value on the balance sheet on 1st January 2005 and adjusts the balance to retained earnings as at 1st January 2005.

— HKFRS 2 which requires retrospective application for all equity instruments granted after 7th November 2002 and not vested at 1st January 2005.

The adoption of HKAS 16 resulted in:

	30th June	31st December
	2005	2004
	HK$'000	HK$'000

Increase in fixed assets	6,159	6,906

Increase in accumulated losses	3,484	2,224

Increase in asset retirement obligations	9,643	9,130

7

Notes to the Condensed
Consolidated Accounts

			For the
	For the six months ended		year ended
	30th June	30th June	31st December
	2005	2004	2004
	HK$'000	HK$'000	HK$'000
Increase in loss attributable to equity
holders	1,260	1,112	2,224

Increase in loss per share (basic and
diluted)	0.042 cents	0.037 cents	0.074 cents

(ii) New accounting policies

The accounting policies used for the interim accounts for the six months ended 30th June 2005 are the same as those set out in note 3 to the 2004 annual accounts except for the following:

(i) Foreign currency translation

(a) Functional and presentation currency

Items included in the accounts of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated accounts are presented in Hong Kong dollar, which is the Company's functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the profit and loss account.

(c) Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(1) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(2) income and expenses for each profit and loss account are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(3) all resulting exchange differences are recognised in the profit and loss account as a separate component of equity.
8

Notes to the Condensed
Consolidated Accounts

On consolidation, exchange differences arising from the translation of the net investment in a foreign entity, and of borrowings are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the profit and loss account as part of the gain or loss on sale.

(ii) Fixed assets

The assets' residual values and useful lives are reviewed and adjusted, if applicable, at each balance sheet date.

(iii) Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less any provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the profit and loss account.

(iv) Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(v) Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost and any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the profit and loss account over the period of the borrowings using the effective interest method.

(c) Convenience translation

The condensed consolidated profit and loss account and condensed consolidated cash flow statement for the period ended 30th June 2005, and the condensed consolidated balance sheet as at 30th June 2005 contain certain translations of Hong Kong dollars to U.S. dollars at the rate of HK$7.7719 to the U.S. dollar. Such translations should not be construed as representations that the Hong Kong dollar amounts represent, have been or could have been converted into U.S. dollars at that or any other rate.

9

Notes to the Condensed
Consolidated Accounts

2. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results.

Major areas where critical estimates and assumptions are applied include those related to useful lives of plant and equipment, asset retirement obligations and deferred tax.

(a) Useful lives of plant and equipment

The plant and equipment used in the network are long-lived but may be subject to technical obsolescence. The annual depreciation charges are sensitive to the estimated economic useful lives the Group allocates to each type of fixed assets. Management performs annual reviews to assess the appropriateness of their estimated economic useful lives. Such reviews take into account the technological changes, prospective economic utilisation and physical condition of the assets concerned. Management also regularly reviews whether there are any indications of impairment and will recognise an impairment loss if the carrying amount of an asset is lower than its recoverable amount which is the greater of its net selling price or its value in use. In determining the value in use, management assesses the present value of the estimated future cash flows expected to arise from the continuing use of the asset and from its disposal at the end of its useful life. Estimates and judgements are applied in determining these future cash flows and the discount rate. Management estimates the future cash flows based on certain assumptions, such as the market competition and development and the expected growth in subscribers and average revenue per subscriber.

(b) Asset retirement obligations

The Group evaluates and recognises, on a regular basis, the fair value of fixed assets and obligations which arise from future reinstatement of leased properties upon end of lease terms. To establish the fair values of the asset retirement obligations, estimates and judgement are applied in determining these future cash flows and the discount rate. Management estimates the future cash flows based on certain assumptions, such as the types of leased properties, probability of renewal of lease terms and restoration costs. The discount rate used is referenced to the Group's historical weighted average cost of capital.

(c) Deferred tax

The Group provides for deferred taxation in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation. Deferred tax assets are only recognised to the extent that it is probable future taxable profits will be available against which the temporary differences can be utilised. Deferred taxation is provided on temporary differences arising from depreciation on fixed assets except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.
10

Notes to the Condensed
Consolidated Accounts

3. SEGMENT INFORMATION

The Group is principally engaged in two business segments in Hong Kong, namely, mobile services and sales of mobile phones and accessories.

	Six months ended 30th June 2005
	Sales of mobile
	Mobile	phones and
	services	accessories	Group
	HK$'000	HK$'000	HK$'000

Turnover	490,956	70,107	561,063

Loss from operations	(23,436)	(26,128)	(49,564)

Interest income			311
Finance costs			(12,560)
Share of loss from a joint venture			-

Loss attributable to the equity holders for the period			(61,813)

	Six months ended 30th June 2004 (restated)
	Sales of mobile
	Mobile	phones and
	services	accessories	Group
	HK$'000	HK$'000	HK$'000

Turnover	521,034	53,953	574,987

Profit/(Loss) from operations	61,375	(29,456)	31,919

Interest income			210
Finance costs			(14,548)
Share of loss from a joint venture			(256)

Profit attributable to the equity holders for the period			17,325

11

Notes to the Condensed
Consolidated Accounts

4. EXPENSES BY NATURE

	Six months ended 30th June
	2005	2004
	HK$'000	HK$'000
		(restated)

Cost of inventories sold	81,437	66,999
Depreciation:
- owned fixed assets	110,651	116,558
- leased fixed assets	254	-
Loss on disposal of fixed assets	71	140
Operating leases in respect of:
- buildings, including transmission sites	109,811	91,960
- leased lines	39,900	29,676

During the six months ended 30th June 2005, the Group incurred HK$83,158,000 (2004: HK$13,076,000) of operating expenses in relation to the development of its 3G business after capitalisation of costs of HK$21,015,000 (2004: HK$10,513,000) into fixed assets (Note 9), which has been included in the Group's results before arriving at the (loss)/profit from operations.

5. FINANCE COSTS

	Six months ended 30th June
	2005	2004
	HK$'000	HK$'000
		(restated)

Interest on bank loans	—	434
Interest on vendor loans:
— wholly repayable within five years	—	983
— not wholly repayable within five years	15,296	8,590
Interest element of finance lease payments	35	—
Other incidental borrowing costs	3,196	4,216
Accretion expenses	400	325

	18,927	14,548
Less: Amounts capitalised in fixed assets in the course
of constructing the 3G network
— interest expenses	(5,794)	—
— other incidental borrowing costs	(573)	—

	12,560	14,548

Interest expenses capitalised in fixed assets were incurred on the loan drawdowns under the equipment supply facility (Note 9).

Other incidental borrowing costs mainly represented commitment fees, finance charges and amortisation of deferred charges incurred in respect of the long-term loans.

Accretion expenses represented changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period.
12

Notes to the Condensed
Consolidated Accounts

6. TAXATION

No provision for Hong Kong profits tax and overseas taxation has been made as the Group has no assessable profit for the six months ended 30th June 2005 (2004: Nil).

7. INTERIM DIVIDENDS

The Directors of the Company do not recommend the payment of an interim dividend for the six months ended 30th June 2005 (2004: Nil).

8. (LOSS)/EARNINGS PER SHARE

(a) Basic (loss)/earnings per share

The calculation of basic (loss)/earnings per share is based on the Group's loss attributable to equity holders for the period of HK$61,813,000 (2004: profit of HK$17,325,000) and the 2,990,000,000 shares (2004: 2,990,000,000 shares) in issue during the period.

(b) Diluted (loss)/earnings per share

There are no dilutive effects upon exercise of the share options on the (loss)/earnings per share for the six-month periods ended 30th June 2005 and 2004 since the exercise prices for the share options were above the average fair value of the shares.

9. FIXED ASSETS
HK$'000

Opening net book value as at 1st January 2005 (restated)	1,235,222
Additions	352,400
Disposals	(71)
Depreciation	(110,905)

Closing net book value as at 30th June 2005	1,476,646

Opening net book value as at 1st January 2004	1,101,899
Additions	90,408
Disposals	(140)
Depreciation	(116,558)

Closing net book value as at 30th June 2004 (restated)	1,075,609

Additions	274,408
Disposals	(361)
Depreciation	(114,434)

Closing net book value as at 31st December 2004 (restated)	1,235,222

Expenditures aggregating HK$21,015,000 (2004: HK$10,513,000) and finance costs of HK$6,367,000 (2004: Nil) were capitalised as fixed assets in the course of constructing the 3G network.

At 30th June 2005, the net book value of fixed assets held by the Group under finance leases amounted to HK$2,790,000 (2004: Nil).

All fixed assets were pledged as security for the long-term loans (Note 13).

13

Notes to the Condensed
Consolidated Accounts

10. PREPAYMENT OF 3G LICENCE FEES
	30th June	31st December
	2005	2004
	HK$'000	HK$'000

At 1st January	91,667	141,667
Amount capitalised as fixed assets	(25,000)	(50,000)

At 30th June/31st December	66,667	91,667

Classified as:
Current assets	50,000	50,000
Non-current assets	16,667	41,667

	66,667	91,667

The 3G licence was pledged as security for the long-term loans (Note 13).

11. TRADE RECEIVABLES
	30th June	31st December
	2005	2004
	HK$'000	HK$'000

Trade receivables	82,628	82,040
Less: Provision for impairment of receivables	(6,891)	(8,375)

Trade receivables — net	75,737	73,665

As at 30th June 2005 and 31st December 2004, the fair values of trade receivables were HK$75,737,000 and HK$73,665,000 respectively.

The Group allows an average credit period of 30 days to its trade debtors. The ageing analysis of the trade receivables is as follows:
	30th June	31st December
	2005	2004
	HK$'000	HK$'000

0 - 30 days	52,718	52,840
31 - 60 days	13,760	13,547
61 - 90 days	6,202	5,993
Over 90 days	3,057	1,285

	75,737	73,665

All trade receivables were pledged as security for the long-term loans (Note 13).

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers.

The Group has recognised a loss of HK$9,795,000 (2004: HK$12,184,000) for the impairment of its trade receivables during the six months ended 30th June 2005. The loss has been included in cost of services in the profit and loss account.

14

Notes to the Condensed
Consolidated Accounts

12. TRADE PAYABLES
	30th June	31st December
	2005	2004
	HK$'000	HK$'000

Trade payables	48,028	60,227
Payables to a fellow subsidiary (Note 16)	19,645	—

	67,673	60,227

At 30th June 2005 and 31st December 2004, the ageing analysis of the trade payables and payables to a fellow subsidiary were as follows:
	30th June	31st December
	2005	2004
	HK$'000	HK$'000

0 - 30 days	30,736	35,476
31 - 60 days	15,252	7,818
61 - 90 days	10,000	5,708
Over 90 days	11,685	11,225

	67,673	60,227

13. LONG-TERM LOANS
	30th June	31st December
	2005	2004
	HK$'000	HK$'000

Vendor loans (secured)	859,921	603,148
Less: Deferred charges	(9,654)	(10,408)

	850,267	592,740

Current portion of long-term loans	—	—

Long-term portion	850,267	592,740

15

Notes to the Condensed
Consolidated Accounts

At 30th June 2005 and 31st December 2004, the Group's long-term loans were repayable as follows:
	Vendor loans
	30th June	31st December
	2005	2004
	HK$'000	HK$'000

Within one year	—	—
In the second year	112,500	75,000
In the third to fifth year	434,326	239,074
After the fifth year	313,095	289,074

	859,921	603,148

The effective interest rates at the balance sheet dates were as follows:
			30th June	31st December
			2005	2004

General Facility			6.09%	4.16%
Equipment Facility			6.89%	4.31%

The carrying amounts and fair values of the long-term vendor loans were as follows:

	Carrying amount		Fair value
	30th June	31st December	30th June	31st December
	2005	2004	2005	2004
	HK$'000	HK$'000	HK$'000	HK$'000

Vendor loans	859,921	603,148	859,921	597,199

The carrying amounts of the long-term loans as at 30th June 2005 approximated their fair values. All long-term loans were subsequently fully repaid on 29th July 2005 through inter-company loan facilities with a subsidiary of PCCW Limited (Note 17). The security package granted to Huawei Tech. Investment Co., Limited ("Huawei Tech.") under the Facility Agreement was also discharged on 29th July 2005.

14. CAPITAL COMMITMENTS
	30th June	31st December
	2005	2004
	HK$'000	HK$'000

In respect of purchases of fixed assets,
contracted but not provided for	908,580	1,129,775

As at 30th June 2005, the Group provided a performance bond of HK$210,746,000 (31st December 2004: HK$210,746,000) to the Office of Telecommunications Authority, representing the aggregate amount of the 6th, 7th and 8th years' Minimum Annual Fees.

16

Notes to the Condensed
Consolidated Accounts

15. COMMITMENTS UNDER OPERATING LEASES

At 30th June 2005 and 31st December 2004, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:
	30th June	31st December
	2005	2004
	HK$'000	HK$'000

In respect of land and buildings, including transmission sites:
Not later than one year	166,283	147,408
Later than one year and not later than five years	114,787	84,711
Later than five years	145	—

	281,215	232,119

In respect of leased lines:
Not later than one year	46,566	70,398
Later than one year and not later than five years	65,537	49,833

	112,103	120,231

	393,318	352,350

16. RELATED PARTY TRANSACTIONS

On 22nd June 2005, PCCW Limited ("PCCW"), a company incorporated in Hong Kong with limited liability whose shares are listed on The Stock Exchange of Hong Kong Limited, acquired 59.87% of the issued share capital of the Company through PCCW Mobile Holding No. 2 Limited ("PCCW Mobile"), a wholly-owned subsidiary of PCCW established under the laws of the British Virgin Islands. PCCW then became the major shareholder of the Company.

The following transactions were carried out with related parties:

(i) Purchases of services
	Nine days ended 30th June
	2005	2004
	HK$'000	HK$'000

Purchases of services from a fellow subsidiary
— Interconnection charges	899	—
— Leased line rental	1,987	—

	2,886	—

The transactions were carried out in the normal course of the Group's business and were based on normal commercial terms.

17

Notes to the Condensed
Consolidated Accounts

(ii) Period-end balance arising from purchases of services
	As at 30th June
	2005	2004
	HK$'000	HK$'000

Payables to a fellow subsidary (Note 12)	19,645	—

(iii) Key management compensation
	Six months ended 30th June
	2005	2004
	HK$'000	HK$'000

Salaries and other short-term employee benefits	12,169	11,458
Termination benefits	26	—
Other long-term benefits	245	225

	12,440	11,683

17. SUBSEQUENT EVENTS

(i) On 8th July 2005, a composite offer document in relation to the mandatory unconditional cash offer (the "Offer") made by PCCW Mobile was issued jointly by PCCW Mobile and the Company to all shareholders of the Company. On 29th July 2005, being the first closing date of the Offer, the interest of PCCW Mobile in the shares of the Company increased to 77.10%. The Offer has been extended and will remain open for acceptance until further notice.

(ii) On 8th July 2005, Mandarin gave a written notice to Huawei Tech. of its intention to fully repay all loans and performance bonds outstanding under the Facility Agreement on 29th July 2005, and to cancel any available facilities under the Facility Agreement, pursuant to confirmation from PCCW of its in-principle agreement to provide the necessary financial resources (on normal commercial terms or better) to the Group.

On 27th July 2005, PCCW-HKT Limited, a wholly-owned subsidiary of PCCW, and the Group entered into long-term inter-company loan facilities, pursuant to which PCCW-HKT Limited provided the Group with the required funding for full repayment of all the outstanding loan principal and accrued interest under the Facility Agreement as at 29th July 2005.

On 29th July, 2005, the Group fully repaid all the outstanding principal amounts, interest accrued, commitment fees and early repayment charges under the Facility Agreement aggregating HK$873,780,000 and cancelled the whole of the remaining available facilities under the Facility Agreement.

Prior to 29th July 2005, PCCW arranged with a bank to provide performance bonds in an aggregate amount of HK$210,746,000 for full replacement of the performance bonds obtained under the Facility Agreement.

18

Management Discussion
and Analysis

SUNDAY results for the period ended 30th June 2005 reflect the Group's commitment to invest significantly to launch 3G services in an intensely competitive market, while continuing to improve the quality and efficiency of its existing operations. The Group's 2G business continued to perform well while the 3G investment resulted in a net loss for the reporting period.

Following PCCW's purchase of a majority interest in SUNDAY on 22nd June 2005, the Group is well positioned to become a leader in the global trend of fixed-mobile convergence in which the fixed and mobile markets will gradually become one.

RESULTS

The Group continued to achieve subscriber growth during the first half of 2005. As at 30th June 2005, the total number of subscribers increased by 43,000, or 7%, to 702,000, including growth of 11,000 post-paid subscribers, as compared with 30th June 2004. However, the market remained highly competitive, offering substantial price promotions and heavy handset subsidies during the period. As a result, both the mobile service revenues of HK$491 million and the average revenue per user for the first six months in 2005 fell by about 6% as compared with first half of 2004.

The Group remained highly efficient and continued to be successful in controlling its operating costs; 2G operating expenses decreased by a further 8% to HK$232 million as compared with the corresponding period in 2004. However, as a result of the 3G network roll-out, the 3G expenses increased from HK$13 million in the first half of 2004 to HK$83 million in the first six months in 2005. As a result, SUNDAY recorded a 19% increase in total operating expenses and a net loss of HK$62 million.

Excluding the 3G related operating expenses, the results for operations during the first half of 2005 are set out as follows:
	Six months ended
	30th June 2005			30th June 2004
	Group	3G business	2G business	Group	3G business	2G business
	(HK$ million)	(HK$ million)	(HK$ million)	(HK$ million)	(HK$ million)	(HK$ million)

Operating expenses
(excluding depreciation)	315	83	232	265	13	252

EBITDA	61	(83)	144	148	(13)	161

Net (loss)/profit	(62)	(85)	23	17	(13)	30

PROGRESS IN OPERATIONS

The market environment remained highly competitive during the first half of 2005. The general industry-wide trend of increasing voice traffic but declining ARPU continued, and ARPU had fallen by an average of over 13% during the first half of 2005 for post-paid services while, during the same period, average time offered increased by 12%. While the face value of stored value cards for pre-paid services remained relatively stable, operators focused on offering significant additional airtime minutes with an average increase of 55% during the first half of 2005. In addition, during the period, many operators also offered heavy handset subsidies for both acquisition and retention purposes.

The Group continued to focus on improving its network and service quality while maintaining its competitiveness in the current price-driven market. Despite the competitive environment, SUNDAY's sustained efforts in quality improvement and

19

Management Discussion
and Analysis

customer retention initiatives have been generating significant results. The Group's dedication to quality enhancement across the company was recognised in the first half with 15 service awards, including recognition from the Customer Relationship Excellence Awards, the Customer Service Quality Standard Certificate from the Asia Pacific Customer Service Consortium, the Distinguished Sales Awards from the Hong Kong Management Association, and the Guangzhou Call Centre Awards from South China Daily. As a result of these efforts, the average churn rate over the six-month period in 2005 was 3.6% which, despite increased competition, was the same as that of first half of last year and was better than the 4.1% churn rate observed in the second half of 2004.

For the first half of 2005, overall operating expenses increased by HK$50 million, or 19%, compared to the first half of 2004, to HK$315 million, mainly attributable to the increased 3G expenses resulting from the roll-out of the network. SUNDAY continued to achieve incremental cost savings in a number of areas. Excluding 3G related expenses, 2G operating expenses decreased by 8% or HK$20 million. Earnings before interest, tax, amortisation and depreciation (EBITDA) for the 2G operations amounted to HK$144 million, while total EBITDA decreased by 59% to HK$61 million when 3G expenses of HK$83 million for the half year are included.

STRONG GROWTH IN DATA SERVICES REVENUE

SUNDAY's efforts in the half allowed the Group to post another strong increase in data services revenues, which rose by 22% over the corresponding period last year to account for about 10% of total mobile service revenues. This growth is particularly encouraging as it points to the marked shift towards more data services as 3G technology garners mainstream adoption.

PCCW INTEGRATION

PCCW's majority acquisition of SUNDAY is a major step towards what the Group believes is the future of the telecommunications industry in which fixed-mobile convergence will offer consumers an array of choice in communications, information and entertainment services.

To ensure the smoothest possible integration of SUNDAY and PCCW, an Integration Committee was formed with subcommittees focusing on key functions including Sales & Marketing, Technology, Human Resources, Finance, Legal, and IT. SUNDAY's senior management team and staff have remained intact during the integration process, while synergies and benefits are already being developed.

The Integration Committee quickly focused on immediate opportunities that the new combined entity could generate. Cross-selling cooperation between SUNDAY and PCCW is the first step to capture future business growth by offering greater choice and convenience to customers. Cross-selling both companies' services went into immediate effect in retail shops, direct sales, and telesales, with further channels under consideration.

The Integration Committee is also focusing on the substantial operating synergies which can be achieved in various areas including operating retail shops, back office administration, call centres and corporate overhead.

LIQUIDITY AND FINANCIAL RESOURCES

The Group recorded a net cash inflow of HK$62 million from operating activities during the six months ended 30th June 2005, compared with a net cash inflow of HK$88 million for the corresponding period of 2004. The decrease was mainly attributable to the decrease in revenues. During the period, the capital expenditure and working capital requirements of the Group were mainly funded by cash flow generated from operating activities and the drawdown of long-term loan facilities provided by Huawei Tech. Investment Co., Limited ("Huawei Tech.). Capital expenditure incurred during the period in respect of enhancement of the 2G/2.5G mobile network amounted to HK$39 million. Capital expenditure incurred for 3G roll-out amounted to HK$313 million, including HK$25 million of capitalised 3G licence fees.

20

Management Discussion
and Analysis

As at 30th June 2005, the Group had total long-term loans (before deferred charges) of HK$860 million, and cash reserves of HK$113 million, and the net debt to equity ratio increased to 117% as at 30th June 2005 from 53% as at 30th June 2004.

On 8th July 2005, the Company notified Huawei Tech. that the Group had obtained the in-principle agreement by PCCW to provide the necessary financial resources to enable it to prepay the outstanding principal and accrued interest under the long-term loan facilities provided by Huawei Tech., to cancel any available remaining facilities and to arrange new performance bonds to replace the bonds arranged by Huawei Tech. The financial resources would be provided by PCCW (directly or through one of its subsidiaries) to the Group at normal commercial rates or better. On 29th July 2005, the Group repaid the outstanding loans and performance bonds and cancelled the whole of the available facilities provided by Huawei Tech. by drawing down long-term loan facilities provided by PCCW.

FOREIGN EXCHANGE EXPOSURE

Substantially all the Group's revenues, expenses, assets and liabilities are denominated in Hong Kong dollars. The international roaming payables and receivables are netted and settled on a monthly basis in Special Drawing Rights (SDR) and the net SDR-denominated payables were insignificant as at 30th June 2005. The Group does not anticipate significant foreign exchange losses as long as the Hong Kong SAR Government's policy to peg the Hong Kong dollar to the U.S. dollar remains in effect. The Group will continue to monitor its foreign exchange exposure and market conditions to determine if any hedging is required.

EMPLOYEES AND SHARE OPTION SCHEMES

The Group employed 802 full-time employees as at 30th June 2005, of which 523 employees were in Hong Kong and 279 employees were in Shenzhen. Total salaries and related costs incurred during the six months ended 30th June 2005 amounted to HK$61 million, which was 11% less than that incurred during the corresponding period of 2004. The Group offers comprehensive remuneration and benefits packages to all employees. Remuneration of employees is maintained at competitive levels, and promotion and salary increments are assessed based on individual and Group performances. Other staff benefits include provident fund schemes, subsidised medical care and subsidies for external educational and training programmes.

No share options were granted or exercised during the six months ended 30th June 2005. Details of the share options outstanding as at 30th June 2005 are as follows:
	Options	Options	Options
	held at	lapsed	held at	Exercise
	1st January	during	30th June	price	Grant	Exercisable
	2005	the period	2005	HK$	date	until
		(Note)

Continuous contract	13,194,076	331,410	12,862,666	3.05	23/03/2000	22/03/2010
employees	13,737,971	531,241	13,206,730	1.01	31/05/2000	30/05/2010
	255,844	99,915	155,929	3.05	31/05/2000	30/05/2010
	1,442,198	151,692	1,290,506	1.01	19/01/2001	18/01/2011

	28,630,089	1,114,258	27,515,831

Note: These share options lapsed during the period upon the cessation of employment of certain employees.

21

Management Discussion
and Analysis

As at 29th July 2005, in respect of the unconditional cash offer by PCCW, acceptances in respect of 26,954,103 share options were received, representing 97.96% of the total outstanding options. Under the terms of the share option scheme, all the outstanding share options lapsed automatically on 9th August 2005, being the expiry of the one-month period after the offer became unconditional.

APPRECIATION

The Group would like to thank its fellow directors and all employees for their hard work and commitment to the Group. The Group also thanks its shareholders, suppliers, bankers and advisers for their continued support of SUNDAY. The Group also would like to thank its recently retired members of the Board for their years of contribution to the Group.

22

Other Information

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS IN SECURITIES

As at 30th June 2005, none of the Directors or chief executive of the Company had any interest or short position, in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

None of the Directors or the chief executive of the Company nor their spouses or children under 18 years of age had any interests in, or had been granted or exercised, any rights to subscribe for any securities of the Company or any of its associated corporations during the period under review.

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN THE COMPANY

According to the register of substantial shareholders maintained by the Company pursuant to Section 336 of the SFO, the parties (other than a Director or chief executive of the Company), directly or indirectly, interested or deemed to be interested in 5% or more of the nominal value of the issued share capital of the Company as at 30th June 2005 were as follows:
		Percentage of
Name of shareholders	Number of Shares	Shareholding

PCCW Limited (Notes 1 and 2)	1,790,134,000	59.87%
Huawei Tech. Investment Co., Limited	296,416,000	9.91%

All the interests disclosed represent long positions in the shares of the Company.

Notes:

1. PCCW indirectly holds these interests through its indirect wholly-owned subsidiary, PCCW Mobile Holding No. 2 Limited.

2.  As at 29th July 2005, valid acceptances in respect of 515,013,960 shares under the unconditional cash offer from PCCW were received. Taking into account such valid acceptances, PCCW was interested in 2,305,147,960 shares, representing approximately 77.10% of the issued share capital of the Company as at 29th July 2005.

Save as disclosed above, the Company has not been notified of any interest or short position in the shares, underlying shares or debentures of the Company or any associated corporations which would fall to be disclosed to the Company pursuant to Section 336 of the SFO as at 30th June 2005.

CORPORATE GOVERNANCE PRACTICES

SUNDAY is committed to ensuring high standards of corporate governance in the interests of shareholders and takes care to identify practices designed to achieve effective oversight, transparency and ethical behaviour.

The Company has complied throughout the six months ended 30th June 2005 with the Code of Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), except that Non-executive Directors of the Company were not appointed for a specific term but are subject to retirement by rotation and re-election at the annual general meeting in accordance with the provisions of the Company's Articles of Association.

23

Other Information

The terms of reference of the Audit Committee were modified in March 2005 to incorporate certain provisions set out in the Code. The Remuneration Committee was restructured in March 2005 to have a majority of its members independent Non-executive Directors and its written terms of reference were adopted to comply with the Code. The Securities Dealing Code of the Company complies with The Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in the Listing Rules. The Company has confirmed that the Directors have complied with the required standards set out in the Model Code and the Securities Dealing Code.

AUDIT COMMITTEE

The Audit Committee of the Board of Directors was established with written terms of reference that set out the authorities and duties of the committee adopted by the Board. The committee re-assesses the Audit Committee Charter on annual basis. The committee comprises three independent Non-executive Directors. One of these Directors, Mr. John William Crawford, has appropriate professional qualifications and experience in financial matters.

During the period under review, the committee met regularly with the external auditors and the Group's internal audit personnel and management, approved the nature and scope of both statutory and internal audits for the year, considered and approved the accounts and reviewed the adequacy and effectiveness of the accounting and financial controls of the Group. The committee also followed up with management regularly on the management actions arising from the audits.

The committee has reviewed the condensed interim accounts and this interim report, and was satisfied that the accounting policies of the Group are in accordance with current best practices in Hong Kong and the United States. This interim report has not been audited but has been reviewed by the Company's external auditors.

COMMUNITY ENGAGEMENT

SUNDAY takes great pride in enhancing the lives of people in the community, particularly those in need. During the first half of 2005, SUNDAY continued its active community engagement by supporting charitable and sponsorship activities with a focus on youth and sports. We were also active participants in a number of environmental protection and awareness initiatives, including fundraising activities in support of the South Asia Earthquake and Tsunami victims.

PURCHASE, SALE OR REDEMPTION OF SHARES

During the six months ended 30th June 2005, the Company has not redeemed any of its shares, and neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares.
By Order of the Board
Raymond Wai Man Mak
Company Secretary

Hong Kong, 18th August 2005

24